SECURI 06008402 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 –_66866__

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MAY 4, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

GRADIENT TRADING LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

58 PINE STREET
(No. And Street)

NEW CANAAN (City) CT (State) 06840 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2006 WASH. DC. 152

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL CROWLEY (203) 801-0355
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED MAY 25 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, PAUL CROWLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRADIENT TRADING, LLC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company Nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA HAFKEMEYER
NOTARY PUBLIC
MY COMMISSION EXPIRES 12/31/06

Notary Public

Signature

MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

GRADIENT TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Gradient Trading, LLC:

We have audited the accompanying statement of financial condition of Gradient Trading, LLC (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gradient Trading, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 6, 2006

GRADIENT TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 24,930
Securities owned, at market value	10,941,411
Receivable from clearing broker	617,552
Accrued interest and dividends	16,662
Other assets	86,096
TOTAL ASSETS	$ 11,686,651

LIABILITIES AND MEMBERS' CAPITAL

Securities sold, but not yet purchased, at market value	$ 4,429,945
Accounts payable and accrued expenses	329,741
Member redemption payable	932,516
TOTAL LIABILITIES	$ 5,692,202
Members' capital	5,994,449
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 11,686,651

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Gradient Trading, LLC (the "Company") was organized in the State of Delaware in January 2005. The Company operates as a broker-dealer in securities registered with the Securities and Exchange Commission and a member of the Philadelphia Stock Exchange ("PHLX").

b) Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned or sold, but not yet purchased and other derivative contracts are valued at market. All resulting gains and losses are included in members' capital.

The Company's trading activities include short sales of equity securities, as well as the writing of futures options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition. In many cases, the Company limits its risks by holding offsetting security or option positions.

c) Income Taxes

No provision for Federal, state and local taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their share of the Company's income or loss.

NOTE 2 – RECEIVABLE FROM CLEARING BROKER

The Company conducts business with a clearing broker (Goldman Sachs Execution and Clearing L.P.) for its own proprietary accounts pursuant to a clearance agreement. All securities owned, and the receivable from the clearing broker reflected on the statement of financial condition, are positions carried by and amounts receivable from this clearing broker.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the PHLX, the Company is subject to the Uniform Net Capital Rule 15c3-1(the "Rule") of the Securities and Exchange Commission, which requires the maintenance of minimum net capital as defined and that aggregate indebtedness, as defined, does not exceed eight times net capital. At December 31, 2005, the Company had net capital of $3,160,426, which was $3,002,644 in excess of the minimum requirement.

NOTE 4 - FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES

The Company trades a variety of derivative financial instruments in order to reduce its exposure to market risk. These derivative financial instruments include equity options, equity index options and futures indices. Generally, derivative financial instruments represent future commitments to purchase or sell other securities at specific terms, at specific dates or to exchange payment streams.

Derivative financial statements contain varying degrees of off-balance-sheet risk whereby changes in the level or volatility of market values of the underlying securities may result in changes in the value of the financial instruments in excess of the amounts currently reflected in the statement of financial condition (market risk). The Company minimizes its exposure to this risk through the use of various hedging strategies and technical analytics. In some cases, the use of derivative financial instruments actually serves to modify or offset market risk associated with other securities, which results in decreasing the Company's overall market risk.

Derivative financial instruments contain varying degrees of off-balance-sheet risk whereby changes in the level or volatility of market values of the underlying securities may result in changes in the value of the financial instruments in excess of the amounts currently reflected in the statement of financial condition (market risk). The Company minimizes its exposure to the risk through the use of derivative financial instruments actually serves to modify or offset market risk associated with other securities, which results in decreasing the Company's overall market risk.

The notional or contract amount of derivative financial instruments, which are not included in the statement of financial condition, represent the extent of the Company's involvement in the particular class of financial instrument and does not reflect the Company's risk of loss due to market risk.

The amounts disclosed below represent the year-end notional amounts and market values of derivative financial instruments held or issued for trading purposes and the average values during the year of those instruments.

	Notional Amount	Market value at December 31, 2005	Average Market Value 2005
Assets:			
Futures Indices	$ 2,301,130	$ -	$ -
Liabilities:			
Futures Indices	$ 8,735,200	$ -	$ -

NOTE 5 - CONDENSED SCHEDULE OF INVESTMENTS

Generally accepted accounting principles require that investment partnerships provide a condensed schedule of investments by type, geographic region, and industry, which includes disclosure of any position whose market value exceeds 5% of members' capital. Total long and total short positions are to be considered separately.

The Company has decided to present a schedule of investments by industry sector. The investments consist almost entirely of equities.

Description	Long Market Value	Short Market Value
Consumer/Discretionary	17.02%	16.28%
Consumer/Non-Discretionary	2.32%	1.67%
Energy	10.60%	6.17%
Financial	20.79%	12.64%
Healthcare	9.56%	14.97%
Industrial	15.65%	16.30%
Information Technology	7.82%	22.62%
Materials	10.84%	3.56%
Other	0.41%	0.42%
Telecommunications	0.35%	1.69%
Utilities	4.64%	3.68%
Total	100.00%	100.00%

Due to the Company's trading strategy, no positions held at December 31, 2005 exceeded 5% of members' capital.

NOTE 6 - FINANCIAL HIGHLIGHTS

The following represents the ratios to average investing members' capital and total return information for the year ended December 31, 2005:

Total return	22.99%
Ratios to average investing members' capital:	
Total expenses per statement of income	14.39%
Net investment loss per statement of income	(11.38)%

The above ratios and the total return are calculated based on all investing members' capital taken as a whole. An individual member's ratio and return may vary from these numbers based on the timing of capital transactions.